Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SCHEDULE TO
(Rule 14d-100)

Volt Information Sciences, Inc.
(Name of Subject Company (Issuer))

Vega MergerCo, Inc.
(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

Vega Consulting, Inc.
(Name of Filing Persons (Parent))

Rajiv Sardana
(Name of Filing Persons (Affiliate of Parent and Offeror))

Table 1 – Transaction Value

	Transaction Valuation*	Fee rate	Amount of Filing Fee**
Fees to Be Paid	$143,063,716.92	0.00009270	$13,262.01
Fees Previously Paid	0		0
Total Transaction Valuation	$143,063,716.92
Total Fees Due for Filing			$13,262.01
Total Fees Previously Paid			0
Total Fee Offsets			0
Net Fee Due			$13,262.01

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 22,099,246 Shares of Volt and 1,686,192 Company Restricted Stock Awards (as defined in the Offer to Purchase) of Volt, issued and outstanding, multiplied by the offer price of $6.00 per share; and (ii) and 192,906 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.00 per Share, multiplied by the offer price of $6.00 per share minus the exercise price for each such option. The foregoing share figures have been provided by Volt to the Offeror and are as of March 22, 2022, the most recent practicable date.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2022, issued August 23, 2021, is calculated by multiplying the Transaction Valuation by 0.00009270.